SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hayes, Dorothy D. (Last) (First) (Middle) 395 Page Mill Road, MS A3-18 (Street) Palo Alto, CA 94306 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Agilent Technologies, Inc. (A) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President and Controller
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				9,183.70	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Hayes, Dorothy D. - November 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy) (1)	$25.67	11/26/2001	A | V	(A) 100,000	11/26/2002 (2) | 11/25/2011	Common Stock - 100,000		100,000	D
Employee Stock Option (right to buy)	$43.71				02/12/2000 | 02/11/2009	Common Stock - 18,218		18,218	D
Employee Stock Option (right to buy)	$30.00				11/17/2000 | 11/17/2009	Common Stock - 13,585		13,585	D
Employee Stock Option (right to buy)	$30.00				11/18/2000 | 11/17/2009	Common Stock - 63,000		63,000	D
Employee Stock Option (right to buy)	$30.00				11/20/2000 | 11/17/2009	Common Stock - 6,792		6,792	D
Employee Stock Option (right to buy)	$30.00				05/20/2001 | 11/17/2009	Common Stock - 44,832		44,832	D
Employee Stock Option (right to buy)	$58.85				12/14/2001 | 12/13/2010	Common Stock - 50,000		50,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 12-07-2001 ** Signature of Reporting Person Date Marie Oh Huber / Attorney-in-fact Dorothy D. Hayes Page 2 SEC 1474 (3-99)

Hayes, Dorothy D. - November 2001
Form 4 (continued)
FOOTNOTE Descriptions for Agilent Technologies, Inc. (A)

Form 4 - November 2001

Dorothy D. Hayes
395 Page Mill Road, MS A3-18

Palo Alto, CA 94306
Explanation of responses:

 (1)   Right to buy Agilent Technologies, Inc. common stock granted under the Agilent Technologies, Inc. 1999 Stock Plan complying with Rule 16b-3.
(2)   The option is exercisable in four equal annual installments beginning on the first anniversary of the date of the grant. The first vesting date is stated.

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